UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Dr. Reddy’s Laboratories Limited

(Name of Issuer)

American depositary shares, each representing one equity share

(Title of Class of Securities)

256135203

(CUSIP Number)

Jonathan Gray, Esq.

Windels Marx Lane & Mittendorf, LLP

120 Albany Street Plaza, 6th Floor

New Brunswick, NJ 08901

(732) 846-7600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 256135203	Page 2 of 10 Pages

1.	Names of Reporting Persons. Dr. Reddy’s Holdings Limited (formerly Dr. Reddy’s Holdings Private Limited) S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0*
	8.	Shared Voting Power	0*
	9.	Sole Dispositive Power	0*
	10.	Shared Dispositive Power	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person: CO

*Pursuant to a Scheme of Amalgamation and Arrangement under the Indian Companies Act, 2013, Dr. Reddy’s Holdings Limited was merged out of existence, with Dr. Reddy’s Laboratories Limited as the surviving entity in the merger, and equity shares of Dr. Reddy’s Laboratories Limited were issued to the shareholders of Dr. Reddy’s Holdings Limited, who accordingly became direct holders of equity shares in Dr. Reddy’s Laboratories Limited (equal to the number of shares that they held indirectly through Dr. Reddy’s Holdings Limited immediately prior to the merger) on April 22, 2022. As a result, Dr. Reddy’s Holdings Limited is no longer an owner of the 41,325,300 equity shares of Dr. Reddy’s Laboratories Limited.

CUSIP No: 256135203	Page 3 of 10 Pages

1.	Names of Reporting Persons. APS Trust S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	34,345,308
	8.	Shared Voting Power	44,461,128*
	9.	Sole Dispositive Power	34,345,308
	10.	Shared Dispositive Power	44,461,128*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,461,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 26.72%
14.	Type of Reporting Person: OOF

*The APS Trust owns 34,345,308 equity shares of Dr. Reddy’s Laboratories Limited. In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below) and, as a result, the APS Trust may be deemed to beneficially own all of the Equity Shares directly held by each of Mr. G.V. Prasad, the G.V. Prasad HUF, Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), Mr. K. Satish Reddy, the K. Satish Reddy HUF, Mrs. G. Anuradha (wife of Mr. G.V. Prasad), K. Deepti Reddy (wife of Mr. K Satish Reddy), and Sharatchandra Reddy Gunupati, G.V. Sanjana Reddy and G. Mallika Reddy (children of Mr. G.V. Prasad). The APS Trust disclaims such beneficial ownership pursuant to Rule 13d-4.

CUSIP No: 256135203	Page 4 of 10 Pages

1.	Names of Reporting Persons. Mr. G.V. Prasad S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	44,461,128*
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	44,461,128*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,461,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 26.72%*
14.	Type of Reporting Person: IN

*The APS Trust owns 34,345,308 equity shares of Dr. Reddy’s Laboratories Limited, and Mr. G.V. Prasad is one of the two trustees of the APS Trust. Accordingly, Mr. G.V. Prasad may be deemed to beneficially own all of the equity shares directly held by the APS Trust. Mr. G.V. Prasad disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below) and, as a result, Mr. G.V. Prasad may be deemed to beneficially own all of the Equity Shares directly held by each of the G.V. Prasad HUF, Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), Mr. K. Satish Reddy, the K. Satish Reddy HUF, Mrs. G. Anuradha (wife of Mr. G.V. Prasad), K. Deepti Reddy (wife of Mr. K Satish Reddy), and Sharatchandra Reddy Gunupati, G.V. Sanjana Reddy and G. Mallika Reddy (children of Mr. G.V. Prasad). Mr. G.V. Prasad disclaims such beneficial ownership pursuant to Rule 13d-4.

CUSIP No: 256135203	Page 5 of 10 Pages

1.	Names of Reporting Persons. Mr. K. Satish Reddy S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	901,002
	8.	Shared Voting Power	44,461,128*
	9.	Sole Dispositive Power	901,002
	10.	Shared Dispositive Power	44,461,128*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,461,128*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Beneficial ownership disclaimed pursuant to Rule 13d-4
13.	Percent of Class Represented by Amount in Row (11) 26.72%*
14.	Type of Reporting Person: IN

* The APS Trust owns 34,345,308 equity shares of Dr. Reddy’s Laboratories Limited, and Mr. K. Satish Reddy is one of the two trustees of the APS Trust. Accordingly, Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by the APS Trust. Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below) and, as a result, Mr. K. Satish Reddy may be deemed to beneficially own all of the Equity Shares directly held by each of the K. Satish Reddy HUF, Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), Mr. G.V. Prasad, the G.V. Prasad HUF, Mrs. G. Anuradha (wife of Mr. G.V. Prasad), K. Deepti Reddy (wife of Mr. K Satish Reddy), and Sharatchandra Reddy Gunupati, G.V. Sanjana Reddy and G. Mallika Reddy (children of Mr. G.V. Prasad). Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

Page 6 of 10 Pages

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) further amends and supplements the Schedule 13D of Dr. Reddy’s Holdings Limited (formerly Dr. Reddy’s Holdings Private Limited) and Dr. K. Anji Reddy on February 15, 2002 (the “Original Schedule 13D”) with respect to the american depositary shares (“ADSs”), each representing one equity share (the “Equity Shares”), of Dr. Reddy’s Laboratories Limited (the “Issuer” or the “Company”), as amended by that certain Amendment No. 1 filed on February 3, 2016 by Dr. Reddy’s Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy (“Amendment No. 1”), and as further amended by that certain Amendment No. 2 filed on January 16, 2017 by Dr. Reddy’s Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy (“Amendment No. 2”), and as further amended by that certain Amendment No. 3 filed on October 18, 2017 by Dr. Reddy’s Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy (“Amendment No. 3” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, collectively, the “Amended Schedule 13D”). The Company’s principal executive offices are located at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India.

This Amendment No. 4 is being filed to report the following changes:

(i)	Pursuant to a Scheme of Amalgamation and Arrangement under the Indian Companies Act, 2013 (the “Scheme of Amalgamation”), Dr. Reddy’s Holdings Limited (“DRHL”) was merged out of existence (the “Merger”), with the Company as the surviving entity in the Merger, and equity shares of the Company were issued to the shareholders of DRHL, who accordingly became direct holders of equity shares in the Company (equal to the number of shares that they held indirectly through DRHL immediately prior to the Merger) on April 22, 2022.

(ii)	the following changes with respect to Mr. G.V. Prasad:

(A)	Mr. G.V. Prasad’s market purchases of 59,700 Equity Shares during the month of May 2018.

(B)	Mr. G.V. Prasad’s pledge of 318,100 Equity Shares to Julius Baer Capital (India) Private Limited as security for a loan was released in August 2018.

(C)	Mr. G.V. Prasad’s transfer of Equity Shares to DRHL as follows: a transfer of 80,000 Equity Shares on or around August 13, 2018; a transfer of 1,900 Equity Shares on or around September 10, 2018; and a transfer of 39,000 Equity Shares on or around September 26, 2018.

(D)       Mr. G.V. Prasad’s transfer of 1,117,940 Equity Shares to the G.V. Prasad HUF on or around March 26, 2021.

(iii)	Mr. K. Satish Reddy's transfer of Equity Shares to DRHL as follows: a transfer of 80,000 Equity Shares on or around August 13, 2018; a transfer of 1,900 Equity Shares on or around September 10, 2018; and a transfer of 39,000 Equity Shares on or around September 26, 2018.

Item 2.	Identity and Background

Item 2 of the Amended Schedule 13D is hereby amended and supplemented as follows:

(a)-(c) The persons filing this Amendment No. 4 are (i) the Company, on behalf of and as successor by merger to Dr. Reddy’s Holdings Limited (formerly Dr. Reddy’s Holdings Private Limited), an Indian corporation; (ii) the APS Trust, a trust formed under the laws of India; (iii) Mr. G.V. Prasad, the Co-Chairman and Managing Director of the Company; and (iv) Mr. K. Satish Reddy, Chairman of the Company. The address of each of them is 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India, telephone +91-40-49002900.

The APS Trust directly holds 34,345,308 Equity Shares of the Company as of April 22, 2022, representing approximately 20.64% of the outstanding Equity Shares of the Company as of such date. Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha, Mrs. Deepti Reddy and their bloodline descendants and Hindu Undivided Families (“HUF”) are the beneficiaries of the APS Trust.

Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS Trust and thus may be deemed to beneficially own all of the Equity Shares directly held by the APS Trust. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the Equity Shares directly held by the APS Trust. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

Page 7 of 10 Pages

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below). As a result, in addition to the 901,002 Equity Shares directly held by him, Mr. K. Satish Reddy may be deemed to beneficially own all of the 5,523,677 Equity Shares directly held by the K. Satish Reddy HUF, the 2,543,418 Equity Shares directly held by the G.V. Prasad HUF, the 1,120,499 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), and the 9,205 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Similarly, Mr. G.V. Prasad may be deemed to beneficially own all of the 901,002 Equity Shares directly held by Mr. K. Satish Reddy, the 5,523,677 Equity Shares directly held by the K. Satish Reddy HUF, the 2,543,418 Equity Shares directly held by the G.V. Prasad HUF, the 1,120,499 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), and the 9,205 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4.

(d)          The persons filing this Amendment No. 4 have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          The persons filing this Amendment No. 4 have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Mr. G.V. Prasad and Mr. K. Satish Reddy is a citizen of the Republic of India.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Schedule 13D is hereby amended and supplemented as follows:

The APS Trust. The APS Trust directly owns 34,345,308 Equity Shares, and the source of funds for such Equity Shares are as follows:

•	Prior to the Merger, DRHL held 41,325,300 of the Equity Shares (after giving effect to the Company’s August 30, 2006 stock split, effected as a one-for-one Equity Share divided) since prior to the effective date of the Company’s registration statement on Form F-1. The source of funds for the acquisition of the remaining Equity Shares held by Dr. Reddy’s Holdings Limited was funds generated from dividends on Equity Shares of the Company paid to Dr. Reddy’s Holdings Limited.

•	Prior to the Merger, the APS Trust owned approximately 83.11% of the equity of DRHL. In connection with the Merger (as described in Item 1 above), the Company issued 34,345,308 Equity Shares to the APS Trust on April 22, 2022 as consideration for the Merger. Accordingly, the foregoing is the source of funds for the 34,345,308 Equity Shares directly owned by the APS Trust.

In addition, the APS Trust may be deemed to beneficially own all of the Equity Shares directly held by Mr. G.V. Prasad and Mr. K. Satish Reddy (see their respective source of funds discussions below).

Mr. G.V. Prasad. Mr. G.V. Prasad does not directly own any Equity Shares, but he owns 2,543,418 Equity Shares indirectly through the G.V. Prasad HUF. The G.V. Prasad HUF directly owns 2,543,418 Equity Shares, and the source of funds for such Equity Shares are as follows:

•	Prior to the Merger, the G.V. Prasad HUF directly owned 1,117,940 Equity Shares, all of which were transferred to it by G.V. Prasad on or around March 26, 2021 for estate planning purposes. All such 1,117,940 Equity Shares were acquired by Mr. G.V. Prasad through his personal funds prior to such transfer to such HUF. An aggregate of 250,500 of such Equity Shares were acquired by him pursuant to open market transactions on stock exchanges. The remainder of such Equity Shares had been held by him since prior to the effective date of the Company’s registration statement on Form F-1.

•	In addition, the G.V. Prasad HUF was previously a shareholder of DRHL and, in connection with the Merger, the Company issued an additional 1,425,478 Equity Shares to the G.V. Prasad HUF on April 22, 2022 as consideration for the Merger. Accordingly, the foregoing is the source of funds for 1,425,478 of the Equity Shares directly owned by the G.V. Prasad HUF.

In addition, Mr. G.V. Prasad may be deemed to beneficially own all of the Equity Shares directly held by the APS Trust (see the APS Trust source of funds discussion above).

Page 8 of 10 Pages

Mr. K. Satish Reddy. Mr. K. Satish Reddy directly owns 901,002 Equity Shares, and the source of funds for such Equity Shares are as follows:

•	Prior to the Merger, Mr. K. Satish Reddy directly owned 898,432 Equity Shares, all of which were acquired through his personal funds and/or funds previously borrowed from Citicorp Finance (India) Limited, as more particularly described in Item 6 of Amendment No. 2. As described in Item 1 of Amendment No. 2, 316,500 of such Equity Shares were acquired by him pursuant to open market transactions on stock exchanges. The remainder of such Equity Shares have been held by him since prior to the effective date of the Company’s registration statement on Form F-1.

•	In addition, Mr. K. Satish Reddy was previously a shareholder of DRHL and, in connection with the Merger, the Company issued an additional 2,570 Equity Shares to Mr. K. Satish Reddy on April 22, 2022 as consideration for the Merger. Accordingly, the foregoing is the source of funds for 2,570 of the Equity Shares directly owned by Mr. K. Satish Reddy.

In addition, Mr. K. Satish Reddy owns 5,523,677 Equity Shares indirectly through the K. Satish Reddy HUF. The K. Satish Reddy HUF directly owns 5,523,677 Equity Shares, and the source of funds for such Equity Shares are as follows:

•	The K. Satish Reddy HUF was previously a shareholder of DRHL and, in connection with the Merger, the Company issued an 5,523,677 Equity Shares to the K. Satish Reddy HUF on April 22, 2022 as consideration for the Merger. Accordingly, the foregoing is the source of funds for all 5,523,677 of the Equity Shares directly owned by the K. Satish Reddy HUF.

In addition, Mr. K. Satish Reddy may be deemed to beneficially own all of the Equity Shares directly held by the APS Trust (see the APS Trust source of funds discussion above).

Item 4.	Purpose of the Transaction

Item 4 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Scheme of Amalgamation, DRHL was merged out of existence, with the Company as the surviving entity in the Merger, and equity shares of the Company were issued to the shareholders of DRHL, who accordingly became direct holders of equity shares in the Company (equal to the number of shares that they held indirectly through DRHL immediately prior to the Merger) on April 22, 2022. The Merger simplified the Company’s shareholding structure and reduced its shareholding tiers.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby amended and supplemented as follows:

(a)          The APS Trust directly owns 34,345,308 Equity Shares as of April 22, 2022, immediately after giving effect to the Merger. Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS Trust. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the Equity Shares directly held by the APS Trust. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held Equity Shares in accordance with the directions of the board of trustees of the APS Trust (see item 6. below). As a result, in addition to the 901,002 Equity Shares directly held by him, Mr. K. Satish Reddy may be deemed to beneficially own all of the 5,523,677 Equity Shares directly held by the K. Satish Reddy HUF, the 2,543,418 Equity Shares directly held by the G.V. Prasad HUF, the 1,120,499 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), and the 9,205 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Similarly, Mr. G.V. Prasad may be deemed to beneficially own all of the 901,002 Equity Shares directly held by Mr. K. Satish Reddy, the 5,523,677 Equity Shares directly held by the K. Satish Reddy HUF, the 2,543,418 Equity Shares directly held by the G.V. Prasad HUF, the 1,120,499 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), and the 9,205 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4.

(b)          Mr. K. Satish Reddy has the sole power to vote or direct the vote and to dispose or to direct the disposition of the 901,002 Equity Shares directly held by him.

Page 9 of 10 Pages

Each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of all of the 34,345,308 Equity Shares directly held by the APS Trust. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims any beneficial ownership of such Equity Shares pursuant to Rule 13d-4.

Mr. K. Satish Reddy may also be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 5,523,677 Equity Shares directly held by the K. Satish Reddy HUF, the 2,543,418 Equity Shares directly held by the G.V. Prasad HUF, the 1,120,499 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), and the 9,205 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad).

In addition, Mr. G.V. Prasad may also be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 901,002 Equity Shares directly held by Mr. K. Satish Reddy, the 5,523,677 Equity Shares directly held by the K. Satish Reddy HUF, the 2,543,418 Equity Shares directly held by the G.V. Prasad HUF, the 1,120,499 Equity Shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy), and the 9,205 Equity Shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4.

(c)          None of the reporting persons have purchased Equity Shares of the Company within the past 60 days.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Schedule 13D is hereby amended and supplemented as follows:

The APS Trust is governed by a Deed of Family Settlement dated May 13, 2011 (the “Deed of Family Settlement”) by and among Dr. K. Anji Reddy, Mr. K. Satish Reddy, Mr. G.V. Prasad and certain of their respective family members and Hindu Undivided Families (“HUF”). Pursuant to the Deed of Family Settlement, the parties thereto have agreed that, with respect to the shares held by them from time to time in the Company or Dr. Reddy’s Holdings Limited, they: (a) shall exercise all rights, including voting rights, with respect to such shares in accordance with the directions of the board of trustees of the APS Trust; (b) shall not transfer any such shares to any person other than (i) the APS Trust, (ii) an entity controlled by the APS Trust, or (iii) Dr. K. Anji Reddy, Mr. K. Satish Reddy, Mr. G.V. Prasad or their respective family members and HUFs; and (c) shall be subject to certain call rights with respect to beneficial interests in the APS Trust in the event of a deadlock of the board of trustees with respect to certain matters. The Deed of Family Settlement was attached as Exhibit 99.2 to Amendment No. 1 to the Original Schedule 13D, which was filed on February 3, 2016.

Mr. G.V. Prasad’s prior pledge of 318,100 Equity Shares to Julius Baer Capital (India) Private Limited as security for a loan (pursuant to the Loan Agreements and Pledge Agreements attached as exhibits to Amendment No. 3) was released in August 2018

Item 7.	Materials to be filed as Exhibits

99.1.	Joint Filing Agreement of the Reporting Persons.

Page 10 of 10 Pages

AMENDMENT NO. 4 TO SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dr. Reddy’s Holdings Limited

By:	Dr. Reddy’s Laboratories Limited,
its successor by merger
By:	/s/ K. Satish Reddy
Name: K. Satish Reddy
Title: Chairman

APS Trust

By:	/s/ G.V. Prasad
Name: G.V. Prasad
Title: Trustee

By:	/s/ K. Satish Reddy
Name: K. Satish Reddy
Title: Trustee

G.V. Prasad

By:	/s/ G.V. Prasad

K. Satish Reddy

By:	/s/ K. Satish Reddy

May 2, 2022

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).